Exhibit 99.1

Press Release

Change in Fiat Chrysler Automobiles N.V. Share Capital

Fiat Chrysler Automobiles N.V. reports a change in share capital (fully subscribed and paid in) which, as per the notification filed with the Dutch Commercial Register, consisted of the issue of 17,566,375 new common shares in relation to the exercise of stock options.

TABLE 1

	New share capital			Previous share capital
	€	No. of shares	Par value per share	€	No. of shares	Par value per share
Common shares (start of entitlement period: 1.1.2014) current coupon no.: 1	12,197,476.30	1,219,747,630	0.01	12,021,812.55	1,202,181,255	0.01
Special voting shares	4,089,417.67	408,941,767	0.01	4,089,417.67	408,941,767	0.01
Total share capital	16,286,893.97	1,628,689,397	0.01	16,111,230.22	1,611,123,022	0.01

London, 20 November 2014

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